November 16, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Edward Kelly

Re:	Consonance-HFW Acquisition Corp.

Registration Statement on Form S-1

Filed October 9, 2020, as amended

File No. 333-249394

Dear Mr. Kelly:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby join in the request of Consonance-HFW Acquisition Corp. (the “Company”) that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m., Eastern Time, on November 18, 2020, or as soon thereafter as practicable, unless the Company or its outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that they intend to distribute approximately 250 copies of the Preliminary Prospectus dated November 12, 2020 to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC
as Representative of the Several Underwriters

By:	/s/ Goksu Yolac
	Name:	Goksu Yolac
	Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]